UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  [  ]    No  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  [  ]    No  [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  [  ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Material Change Report, dated April 9, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: April 9, 2009	By:	/s/ Frédéric Despars
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Labopharm Inc.

480 Armand-Frappier Blvd

Laval, Québec

H7V 4B4

(450) 686-0207

2.	DATE OF MATERIAL CHANGE

April 2, 2009.

3.	NEWS RELEASE

Labopharm Inc. (“Labopharm”) issued a news release on April 2, 2009. A copy of the press release is annexed hereto and forms an integral part hereof.

4.	SUMMARY OF MATERIAL CHANGE

On April 2, 2009, Labopharm announced the results of its recently completed North American Phase III clinical trial for its twice-daily formulation of tramadol and acetaminophen (study 06CCL3-001).

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On April 2, 2009, Labopharm announced the results of its recently completed North American Phase III clinical trial for its twice-daily formulation of tramadol and acetaminophen (study 06CCL3-001).

Study 06CCL3-001 was a multi-centre, randomized, double-blind, parallel-arm study that compared the efficacy and safety of Labopharm’s twice-daily tramadol-acetaminophen formulation to placebo in the treatment of moderate to severe acute low back pain.

The press release attached hereto provides a full description of the material change.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Frédéric Despars, Vice-President, General Counsel and Corporate Secretary, who may be contacted at the address and phone number listed in item 1.

9.	DATE OF REPORT

April 9, 2009

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR PHASE III STUDY ON

TWICE-DAILY TRAMADOL-ACETAMINOPHEN FORMULATION

LAVAL, Québec (April 2, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced the results of its recently completed North American Phase III clinical trial for its twice-daily formulation of tramadol and acetaminophen (study 06CCL3-001).

Study 06CCL3-001 was a multi-centre, randomized, double-blind, parallel-arm study that compared the efficacy and safety of Labopharm’s twice-daily tramadol-acetaminophen formulation to placebo in the treatment of moderate to severe acute low back pain. A total of 277 patients were included in the study. Thirteen percent (13%) of patients in the active treatment group discontinued early (12% due to adverse events) and 5% of patients in the placebo group discontinued early (2% due to adverse events).

Results of the efficacy measures in the study demonstrated a statistically significant difference from placebo in some cases but not in others. An analysis of covariance demonstrated a statistically significant difference from placebo on the Sum of Pain Intensity Differences (SPID) over 50 hours using LOCF (last observation carried-forward) as the imputation method, however, the results were not statistically significant using LOCF/BOCF (baseline observation carried-forward), the primary endpoint. A non-parametric analysis, however, demonstrated statistical significance using both LOCF and LOCF/BOCF as imputation methods. The difference from placebo on the Total Pain Relief (TOTPAR) score was also statistically significant using both LOCF and LOCF/BOCF imputation methods and the patients’ global impression of the effectiveness of the study medication was statistically different from placebo. Statistical significance reflects a p-value of less than 0.05 in each of the analyses.

Regulatory authorities throughout the world have different requirements for the analysis and demonstration of efficacy in clinical trials. Labopharm believes that it is likely that the results of this trial are insufficient to support the acceptance of a New Drug Application (NDA) by the Food and Drug Administration (FDA) in the United States. The Company intends to discuss the matter with the FDA’s Division of Anesthesia, Analgesia & Rheumatology Products (DAARP) to determine the path forward. The results of this study are however statistically significant under analyses that the Company believes may be accepted for the evaluation of analgesics in Europe, Canada and other jurisdictions. Accordingly, the Company intends to meet with the regulatory authorities for these jurisdictions at the earliest available opportunity in pursuit of regulatory approval. Should the authorities be in agreement, the Company expects that it would submit a regulatory application in those jurisdictions.

The Company will provide additional information following discussions with the various regulatory authorities.

The results of the study have no bearing on the upcoming launch of the Company’s once-daily tramadol product in the United States.

About Tramadol-Acetaminophen Combination Products

Tramadol-acetaminophen products leverage the unique but complementary modes of action of each of the active ingredients to provide the analgesic strength of a mild opioid (tramadol) and the rapid pain relief of acetaminophen. Tramadol-acetaminophen combination products were first launched in 2001 in the United States and in 2003 in other major markets and are indicated for the short-term (five days or less) management of acute pain in the U.S. and the symptomatic treatment of moderate to severe pain in the rest of the world.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally and its second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review by the FDA. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the price of the Company’s shares, the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com